EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	January 14, 2025

Eldorado Gold Delivers Gold Production of 520,293 Ounces in 2024, Above the Midpoint of Tightened Guidance, With Solid Fourth Quarter Preliminary Gold Production of 155,669 Ounces; Provides Skouries Construction Progress and Conference Call Details

(All dollar figures are in US dollars, unless otherwise stated)

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces fourth quarter 2024 preliminary gold production of 155,669 ounces, and full year preliminary gold production of 520,293 ounces, delivering 7% annual production growth over 2023. Fourth quarter production was very strong at the Lamaque Complex and Kisladag, while Efemcukuru continued to deliver on expectations. Overall production was well in line with the Company’s guidance of a stronger second half in 2024. Full year preliminary production was above the midpoint of the tightened guidance range of 505,000 to 530,000 ounces, as announced in the third quarter 2024 results news release. Detailed production, by asset, is outlined in the table below.

2024 Preliminary Gold Production

Mine	Gold Production (oz)
	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Lamaque Complex	63,742	43,106	47,391	42,299
Kisladag	56,483	41,084	38,990	37,523
Efemcukuru	19,451	19,794	22,397	18,501
Olympias	15,992	21,211	13,541	18,788
Total Gold Production (oz)	155,669	125,195	122,319	117,111

Mine	Gold Production (oz)
	Full Year 2024	Full Year 2023
Lamaque Complex	196,538	177,069
Kisladag	174,080	154,849
Efemcukuru	80,143	86,088
Olympias	69,532	67,133
Total Gold Production (oz)	520,293	485,139

Canada

Lamaque Complex

The Lamaque Complex delivered record gold production both in the fourth quarter and for the year. Since the beginning of 2019 a total of approximately 959,000 ounces have been produced to the end of 2024. We expect to reach another milestone with the pour of our one millionth ounce in the first quarter of 2025. During the fourth quarter, production increased 48% over the third quarter driven by higher ore grade and mill throughput. This included processing of the Ormaque bulk sample that also met expectations of modelled grade.

Turkiye

Kisladag

At Kisladag, fourth quarter gold production increased 37% over the third quarter driven by the benefit of having two Adsorption-Desorption-Recovery (ADR) facilities as well as increased draw down on the existing inventory. This was coupled with steady performance in stacking and leaching aided by irrigation optimization activities that have been implemented. While this positive trend is expected to continue, we also expect, as in prior years, that the first quarter of 2025 will be a lower production quarter as leach kinetics slow during the colder months, in addition, we will have a planned 6-day HPGR roll change. Improvement is expected through subsequent quarters.

Efemcukuru

At Efemcukuru, fourth quarter gold production was in line with the third quarter and resulted in the mine delivering another year of stable production. This is the 10th consecutive year of Efemcukuru achieving annual production guidance, demonstrating the site’s dedication to continuous improvement and performance.

Greece

Olympias

At Olympias, fourth quarter gold production was lower compared to the third quarter, mostly impacted by lower throughput during the quarter related to planned equipment downtime and maintenance challenges related to filter presses which negatively impacted the mill throughput.

Skouries – Slower than Planned Progress on Construction and Capital Spend at Year-End 2024

At Skouries, as of December 31st, 2024, the current phase 2 of the project was 60% complete, and the entire project was 82% complete, when including the first phase of construction. Detailed engineering was substantially complete. Capital spending was approximately $93 million in the fourth quarter of 2024, and approximately $320 million in 2024, compared to our earlier guidance of between $350 and $380 million in 2024. In total, approximately $506 million of capital has been invested since the restart of construction in 2023. Lower than expected spend in the fourth quarter was primarily a result of delayed ramp up to the planned 1,300 site personnel, with approximately 1,050 personnel on site at year-end.  The challenge in ramping up personnel was the result of a tight construction labor market in Greece, which has limited the availability of construction personnel.

We are evaluating the impact of these and other factors on the project schedule and capital cost. We expect to provide a full project update, including an updated capital cost estimate and project schedule, in February 2025.

Q4 2024 & Full Year 2024 Financial and Operational Results Call Details

Eldorado will release its 2024 Year-End and Fourth Quarter Financial and Operational Results after the market closes on Thursday, February 20, 2025, and will host a conference call on Friday, February 21, 2025, at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: https://event.choruscall.com/mediaframe/webcast.html?webcastid=dSeOP9wo

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Conference Call Details		Replay (available until March 28, 2025)
Date:	February 21, 2025	Vancouver:	+1 412 317 0088
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 855 669 9658
Dial in:	+1 647 484 8814	Access code:	4253753
Toll free:	1 844 763 8274

Participants may elect to pre-register for the conference call via this link: https://dpregister.com/sreg/10195094/fe1e08e6f4. Upon registration, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call.

Additionally, the Company plans to release guidance for 2025 and an updated three-year outlook, in conjunction with the 2024 full-year results on Thursday, February 20, 2025.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: preliminary gold production for 4Q and full year 2024, both on a consolidated basis and by mine; expectations to pour the one millionth ounce at the Lamaque Complex and the timing thereof; expected production trends at Kisladag overall and specific expectations for production in Q1 2025; a planned HPGR roll change at Kisladag and the expected impact thereof; plans to provide a full Skouries project update including the contents and timing thereof, and generally our strategy, plans and goals and priorities. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

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Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including shipping delays, shipping price increases, or impacts on the global energy market).

With respect to the Skouries project, we have made additional assumptions about the ramp up of construction personnel on site;  labour productivity, rates and expected hours; capital spend rates; our ability to obtain and maintain all required approvals and permits in a timely manner, both overall and specifically, in relation to equipment, people mobility and power; expected scope of project management frameworks;  the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; completion of required archaeological investigations, the future price of gold, copper and other commodities; inflation rates; the broader community engagement and social climate in respect of the Skouries project; and generally, our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control. With respect to the upcoming Skouries update discussed in this news release, there can be no assurance that the information contained in the update (whether with respect to the updated capital cost estimate, project schedules or other information in respect of the project) will be accurate or will not require further updates in the future.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions; development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

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The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Qualified Person

Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical data contained in this news release for the Lamaque Complex.

Data verification was completed through a site by site internal control process which confirmed ounces produced to internal reporting systems.

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